Exhibit 23.5

[Letterhead of Southern Medicine Economy Research Institute]

January 10, 2007

Tongjitang Chinese Medicines Company

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, Guangdong Province 518067

RE: CONSENT OF SOUTHERN MEDICINE ECONOMY RESEARCH INSTITUTE

We understand that Tongjitang Chinese Medicines Company (the “Company”) plans to file a registration statement in connection with its proposed initial public offering (“Registration Statement”). We hereby consent to the filing of this letter as an exhibit to the Registration Statement, and to the use in the Registration Statement of our name and the data sourced from the Research Report of Osteoporosis Medicine Market in China dated May 2006, which we were commissioned by the Company to prepare.

Sincerely yours,

[Seal]	Seal of Southern Medicine Economy Research Institute